British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	February 28 , 2001	01/04/30

ISSUER'S ADDRESS	185 - 10751 Shellbridge Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V6X 2W8	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	01/04/30
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	01/04/30
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

SCHEDULE “B” - FORM 51-901F

TERYL RESOURCES CORP.
for the nine months ended February 28th, 2001
(Unaudited)
(Prepared by Management)

1.	Analysis of expenses and deferred costs:

A.	Deferred exploration expense
	Exploration:-Gil Venture - Phase 11	$ 134,315
	Westridge property - Professional fees & wages	5,070
$ 139,385

B.	Aggregate amount of expenditures made to parties not at arm’s length:
	Management fees, rent and secretarial	$ 36,000

2.	Related party transactions

During the period ended February 28th , 2001, the Company paid $36,000 for management, rent and secretarial services to a company controlled by a director of the Company.

3.	Summary of securities issued and options granted during the period

A.	There were no securities issued during the period.

B.	There were no options issued during the period.

4.	Summary of securities as at th end of the reporting period

A.	Authorized share capital

Class	Par Value	Authorized No.

Common	NPV	30,000,000
Preferred	$1.00 par value	5,000,000

B.	Number and recorded value of outstanding share capital as at this period end

Class	Issued No.	Issued Amount

Common	23,033,238	$6,020,427
Preferred	Nil	Nil

C.	Description of options and warrants outstanding as at February 28th , 2001

Class	Issued No.	Exercise Price	Expiry Date

Options	50,000	$0.20	February 27, 2002
Options	50,000	$0.15	September 15, 2003
Options	510,000	$0.15	March 17, 2004
Options	1,075,000	$0.24	September 12, 2005
Options	25,000	$0.24	October 11, 2005
Warrants	1,760,000	$0.18	April 15, 2001

D.	Shares in escrow: None

5.	List of directors and officers as at date of filing, April 30, 2001:

Directors: John Robertson, Susanne Robertson and Jennifer Lorette

Officers: John Robertson, President and Secretary
                 Susanne Robertson, Chief Financial Officer
                 Jennifer Lorette, Vice-President

SCHEDULE “C” - FORM 51-901F

TERYL RESOURCES CORP.
for the nine months ended February 28th, 2001
(Unaudited)
(Prepared by Management)

MANAGEMENT DISCUSSION

Teryl has several gold, silver and diamond properties in Canada and the United States.

The main exploration and development work over the last several years has taken place on the Gil Claims (gold prospect) which are located in the Fairbanks, Alaska mining district.

The Gil joint venture is divided into two mineralized zones, the Main Gil and the North Gil of which a total of 45,547 feet of drilling was completed last year (see news release dated November 29, 2000 for details) with its joint venture partner Kinross Gold Corporation.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl Resources owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil claims joint venture property.

Future plans for the Gil Claims this year include the continuation of a detailed exploration plan to further this project.

By news release dated March 13, 2001 the Company announced that the Company had completed an agreement with IBK Capital Corp. (“IBK”) to endeavor to raise $1,000,000 on terms and conditions acceptable to Teryl Resources Corp.

The funds will be used for further development on the Fairbanks, Alaska joint venture Gil gold mineral prospect and working capital.